SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

May 1, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

May 1, 2020

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice Regarding Confirmation of Details of Stock Option Issuance

Regarding the stock option program resolved at the board of directors’ meetings held on July 9, 2019 and March 30, 2020 respectively, LINE Corporation (“Company”) announces that it has confirmed the categories and number of allottees as well as the number of stock options which had been previously determined, as of April 28, 2020, by the board of directors.

LINE Corporation 25th Stock Options

1.	Total Number of Stock Options

48,226 allotments

2.	Amount to be Paid in Exchange for Stock Options

271,359 JPY per stock option (2,714 JPY per share of stock)

Employees (including executive officers) of the Company who have been allotted stock options will, in lieu of the obligation to pay the above amount, set off said obligation against a remuneration claim made to the Company. For employees of the Company’s subsidiaries who have been allotted stock options (“Subsidiary Employee”), the Company will assume the obligation of the respective subsidiaries in paying remuneration to the Subsidiary Employees and in doing so, allow Subsidiary Employees to set off their payment obligation against a remuneration claim.

3.	Categories and Number of Allottees, and Number of Stock Options

Category of Allottees	Number of Allottees	Number of Stock Options
Employees of the Company	2,396	22,644
Subsidiary Employees	3,415	25,582
Total	5,811	48,226

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